Exhibit 99.1

PRESS RELEASE

AerCap Signs Lease Agreement for Twenty Airbus A320neos and Five Airbus A350s with Brazil’s Azul

Amsterdam, The Netherlands; November 28, 2014 - AerCap Holdings N.V. ("AerCap", NYSE: AER) announced today that is has signed an agreement with Azul Linhas Aéreas Brasileiras, the third largest airline in Brazil, for the lease of twenty Airbus A320neo family aircraft and five Airbus A350s aircraft from its order book. The A320neo family aircraft will be configured for up to 174 seats and equipped with CFM LEAP-1A engines.

The A320neo family aircraft are scheduled for delivery to Azul between 2016 and 2019, while deliveries of the A350s are expected between 2017 and 2018. The A350 lease contract is the execution of an initial agreement with Azul that was announced by International Lease Finance Corporation (ILFC) in April this year prior to the acquisition of ILFC by AerCap.

“Azul is an airline that truly serves all of Brazil. With more than 100 destinations, Azul will soon offer even more seats on our longer haul flights, allowing us to reduce operating costs,” said David Neeleman, CEO and Founder of Azul. “In addition to its market leading economics, which will allow Azul to stimulate new demand, the A320neo is also a perfect complement to our E-Jet fleet, giving us additional seats and capacity that can be dedicated to strategic projects like TudoAzul, Azul Viagens and Azul Cargo.”

“We are delighted to work with Azul, one of South America’s fastest growing and most dynamic low cost carriers, in expanding its network in the region with the most modern, fuel-efficient equipment,” said AerCap’s CEO Aengus Kelly.

Currently, AerCap has two Airbus A330s leased out to Azul. Azul will use one of AerCap’s A330s for the first flight on its new international route from São Paulo, Brazil, to Fort Lauderdale, Florida, on December 1.

AerCap holds one of the most attractive order books in the industry, which includes the largest order position of Airbus A320neo family aircraft among leasing companies and also a significant order of Airbus A350 aircraft.

About Azul

Azul, the third largest airline in Brazil, offers more than 864 daily flights to 103 destinations. With a fleet of 145 aircraft and around 10,000 crewmembers, the company currently has a 32% share of departures of the Brazilian aviation market.  In 2014, Azul was named best low cost carrier in Latin America for the fourth consecutive time by Skytrax. The airline was also named Best Low Cost Carrier in the World by CAPA in 2012 and is recognized by FlightStats as having the best on-time performance in Latin America.  For more information visit www.flyazul.com.

About AerCap

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or on order aircraft in its portfolio. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: John Wikoff Tel. +31 6 31 69 94 30 jwikoff@aercap.com

www.aercap.com

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